[LETTERHEAD OF ON TRACK INNOVATIONS LTD.]

                        January 30, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-0303

Re:     On Track Innovations Ltd.
    Form 20-F for the year ended December 31, 2005,
    filed May 22, 2006
    Form 6-K for the month of November 2006
    (File No. 0-49877)

Ladies and Gentlemen:

In connection with the above-referenced filings and our responses to the letter dated December 1, 2006 setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to such filings, On Track Innovations Ltd. (the “Filing Person”) acknowledges to you that:

•	The Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Sincerely,

            ON TRACK INNOVATIONS LTD.

            By: /s/ Oded Bashan
            Name: Oded Bashan
            Title:   President and Chief Executive Officer

cc: Ernest S. Wechsler, Esq.